                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934


                               (Amendment No. 1)


                        T/SF COMMUNICATIONS CORPORATION
                        -------------------------------
                               (Name of Issuer)



                    Common Stock, $0.10 par value per share
                    ---------------------------------------
                        (Title of Class of Securities)



                                   872857107
                    ---------------------------------------
                                (CUSIP Number)



                                  Page 1 of 6
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CUSIP No.:        872857107
                  ---------
______________________________________________________________________________
1)     Name of Reporting Persons/S.S. or I. R S. Identification Nos. of Above
       -----------------------------------------------------------------------
       Person:
       ------

            Florence Lloyd Jones Barnett, S.S. ####-##-####
______________________________________________________________________________
2)     Check the Appropriate Row if a Member of a Group:
       -------------------------------------------------

            (a)   [  ]      N/A
            (b)   [  ]      N/A
______________________________________________________________________________
3)     SEC Use Only:
       -------------
______________________________________________________________________________
4)     Citizenship or Place of Organization:
       -------------------------------------

            United States of America
______________________________________________________________________________
Number of Shares
Beneficially Owned
by Each Reporting
Person With:       5)   Sole Voting Power: 192,100 shares held in the name of
                        ------------------

                        the Florence Lloyd Jones Barnett Charitable Remainder Unitrust, of which Mrs. Barnett is Trustee.

                        --------------------------------------------------------

                   6)   Shared Voting Power: 466,139 shares held in the
                        --------------------
                        Revocable Inter Vivos Trust of Florence Lloyd Jones Barnett, of which Mrs. Barnett is a Co-Trustee and sole beneficiary (and in the percentage calculation).

                        --------------------------------------------------------
                   7)   Sole Dispositive Power: 192,100 (refer to Item 5 above)
                        -----------------------

                        --------------------------------------------------------
                   8)   Shared Dispositive Power: 466,139 (refer to Item 6
                        -------------------------
                        above)

--------------------------------------------------------------------------------
9)     Aggregate Amount Beneficially Owned by Each Reporting Person:
       ------------------------------------------------------------

            658,239

------------------------------------------------------------------------------
10)    Check if the Aggregate Amount in Row 9 Excludes Certain Shares:
       ---------------------------------------------------------------

            The aggregate amount reported as beneficially owned in row 9 does not include 2,510 shares of Common Stock owned by Howard G. Barnett, husband of Mrs. Barnett, and Howard G. Barnett, Jr., as Co-Trustees of the Revocable Inter Vivos Trust Howard G. Barnett.

                                       2
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--------------------------------------------------------------------------------
11)    Percent of Class Represented by Amount in Row 9:
       ------------------------------------------------

            19.7%
--------------------------------------------------------------------------------
12)    Type of Reporting Person:
       -------------------------

            IN
--------------------------------------------------------------------------------

                                       3
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                                  SCHEDULE 13G


       Item 1(a)  Name of Issuer:
                  ---------------

                       T/SF Communications Corporation.


       Item 1(b)  Address of Issuer's Principal Executive Offices:
                  ------------------------------------------------

                      2407 East Skelly Drive, Tulsa, Oklahoma 74105.


       Item 2(a)  Name of Person Filing:
                  ----------------------

                        Florence Lloyd Jones Barnett.


       Item 2(b)  Address of Principal Business Office or, if none, Residence:
                  -----------------------------------------------------------

                        2619 East 37th Street, Tulsa, Oklahoma  74105.


       Item 2(c)  Citizenship:
                  ------------

                        United States of America.


       Item 2(d)  Title of Class of Securities:
                  -----------------------------

                        Common Stock, $0.10 par value per share.


       Item 2(e)  CUSIP Number:
                  -------------

                        872857107.


       Item 3     If this statement is filed pursuant to Rules 13d-1(b), or
                  ---------------------------------------------------------
                  13d-2(b), check whether the person filing is a:
                  -----------------------------------------------


                        N/A

                                       4
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Item 4     Ownership.
           ----------

           (a)     Amount Beneficially Owned:   466,139 shares held in the
                   --------------------------
                   Revocable Inter Vivos Trust of Florence Lloyd Jones Barnett, of which Mrs. Barnett is a Co-Trustee and sole beneficiary (and in the percentage calculation) and 192,100 shares held in the name of the Florence Lloyd Jones Barnett Charitable Remainder Unitrust, of which Mrs. Barnett is Trustee, are the following:

           (b)     Percent of Class:
                   ------------------

                   19.7%

           (c)     Number of shares as to which such person has:
                   ---------------------------------------------

                     (i) sole power to vote or to direct the vote:
                         -----------------------------------------

                         192,100 (refer to Item 4(a) above and to Item 5 of cover page)

                    (ii) shared power to vote or to direct the vote:
                         -------------------------------------------

                         466,139 (refer to Item 4(a) above and to Item 6 of cover page)

                   (iii) sole power to dispose or to direct the disposition of:
                         ------------------------------------------------------

                         192,100 (refer to Item 4(a) above and to Item 7 of cover page)

                    (iv) shared power to dispose or to direct the disposition
                         ----------------------------------------------------
                         of:
                         ---

                         466,139 (refer to Item 4(a) above and to Item 8 of cover page)


Item 5     Ownership of Five Percent or Less of a Class:
           ---------------------------------------------

                   N/A


Item 6     Ownership of More than Five Percent on Behalf of Another Person:
           ----------------------------------------------------------------

               Florence Lloyd Jones Barnett has shared voting and dispositive power over the 466,139 shares of Common Stock beneficially owned by her as Co-Trustee of the Revocable Inter Vivos Trust of Florence Lloyd Jones Barnett, and as the sole beneficiary. The other Co-Trustee of this Trust is

               Howard G. Barnett, Jr., who shares voting and dispositive power over the shares with Mrs. Barnett. The beneficial ownership of these shares is also being reported by Howard G. Barnett, Jr. on
               Schedule 13G.

Item 7     Identification and Classification of the Subsidiary Which Acquired
           ------------------------------------------------------------------
           the Security Being Reported on by the Parent Holding Company:
           --------------------------------------------------------------

                  N/A

Item 8     Identification and Classification of Members of the Group:
           ----------------------------------------------------------

                  N/A

Item 9     Notice of Dissolution of Group:
           -------------------------------

                  N/A

Item 10    Certification:
           --------------

                  N/A

Signature:
----------

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

           February 13, 1997
           -----------------
           Date


           /s/ Florence Lloyd Jones Barnett
           ----------------------------------
           Florence Lloyd Jones Barnett

                                       6